VOTING INSTRUCTION FORM
Annual and Special Meeting
mCloud Technologies Corp. (the "Company")

WHEN:
December 29, 2020 at 10:00 am (Scottsdale Time)

WHERE:
Hotel Valley Ho, 6850 E Main Street
Scottsdale, Arizona, USA
https://www.virtualshareholdermeeting.com/MCLD2020

STEP 1 **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

G-13122017

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

CONTROL NO.:→

PROXY DEPOSIT DATE: December 24, 2020 by 10:00 am (Toronto Time)

The control number has been assigned to you to identify your shares for voting.

You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

Dear Client:

A meeting is being held for securityholders of the above noted issuer.

1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name.
2. **Votes are being solicited by or on behalf of the management of the issuer.**
3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available.
4. **Unless you attend the meeting and vote in person, your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.**
5. When you give us your voting instructions, you acknowledge that:
   - You are the beneficial owner or are authorized to provide these voting instructions; and
   - You have read the material and the voting instructions on this form.
6. You may not present this Voting Instruction Form at the meeting in order to vote.
7. To attend the meeting and vote your shares in person, securityholders can access the Meeting by visiting https://www.virtualshareholdermeeting.com/MCLD2020. To participate in the Meeting, you will need the 16- digit control number.
8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.
9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
10. **If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct.**
11. **The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee.**
12. This Voting Instruction Form should be read in conjunction with the accompanying management proxy circular.
13. **To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy deadline specified in the management proxy circular.** Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.

This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

If you have any questions or require help, please contact the person who services your account.

Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials

By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes.

PLEASE SEE OVER

VOTING INSTRUCTION FORM

mCloud Technologies Corp. (the "Company")

MEETING TYPE: Annual and Special Meeting
MEETING DATE: December 29, 2020 at 10:00 am (Scottsdale Time)
RECORD DATE: November 24, 2020
PROXY DEPOSIT DATE: December 24, 2020 **CUID:**
ACCOUNT NO: **CUSIP:**

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): Russel H. McMeekin, Chief Executive Officer, or, failing him, Michael A. Sicuro, Chairman, Chief Investment Officer and Corporate Secretary

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX → ☐
MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE → ☐☐☐☐☐☐☐☐
MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-RS

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item	FOR	AGAINST	WITHHOLD
1A Election of Directors: Election of Director: Russel H. McMeekin	☐		☐
1B Election of Director: Michael Allman	☐		☐
1C Election of Director: Michael A. Sicuro	☐		☐
1D Election of Director: Costantino Lanza	☐		☐
1E Election of Director: Elizabeth MacLean	☐		☐
1F Election of Director: Ian Russell	☐		☐
02 Appointment of KPMG LLP as Auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.	☐		☐
03 To reapprove the equity incentive plan of the Company.	☐	☐	☐
04 To approve, with or without amendment, an ordinary resolution authorizing the consolidation of all of the issued and outstanding common shares at a ratio of up to 3 pre-consolidation common shares for every 1 post-consolidation common share, or such other ratio as may be determined by the directors in their sole discretion and accepted by the TSX Venture Exchange.	☐	☐	☐
05 To approve, with or without amendment, a special resolution authorizing an amendment to the Notice of Articles and Articles of the Company to create a new class of preferred shares.	☐	☐	☐

***Note* the Annual and Special Meeting of Shareholders of mCloud Technologies Corp. will be held at 10:00 a.m. (Scottsdale Time) on December 29, 2020, at the Hotel Valley Ho, 6850 E Main Street, Scottsdale, Arizona, USA.**

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) ***INVALID IF NOT SIGNED***

M M D D Y Y